Automation Finance Reperformance Fund IV LLC

(Formerly AF 2019 NPL A LLC)

228 Park Avenue South #67157

New York, NY 10003

September 13, 2019

Sent Via Email and EDGAR

Pamela Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	Automation Finance Reperformance Fund IV LLC (formerly AF 2019 NPL A LLC)

(the “Company”)

File No. 024-10947

Dear Ms. Long:

On behalf of the Company, we hereby withdraw Amendment No. 5 of our Offering Statement, filed on September 5, 2019. This withdrawal applies only to Amendment No. 5, and not to Amendment No. 4, which was qualified.

Please note that the Company has not sold any securities pursuant to Amendment No. 5.

Thank you.

Automation Finance Reperformance Fund IV LLC By: Automation Holdings, LLC As Managing Member By /s/ Paul Birkett Paul Birkett, Managing Member